================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                  --------------
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                         ------------------------------
                                CENTERPULSE LTD.
                                (Name of Issuer)

Registered Shares, par value CHF 30 per share                 Not applicable*
      (Title of class of securities)                           (CUSIP number)

                                   Eric Stupp
                           c/o InCentive Capital Ltd.
                                Baarrerstrasse 8
                                    6301 Zug,
                                   Switzerland

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                            (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  July 9, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                                   Page 1 of 14

_____________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

-----------------------------               ------------------------------------
CUSIP No.  152005104 *             13D                              Page 2 of 14
-----------------------------               ------------------------------------

-----------------------  ---------------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSON                         INCENTIVE INVESTMENT (JERSEY) LTD
                         I.R.S. IDENTIFICATION NO.
                         OF ABOVE PERSON (ENTITIES ONLY)
-----------------------  ------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a) [_]
                                                                                                  (b) [X]
-----------------------  ------------------------------------------------------------------------------------
3                        SEC USE ONLY
-----------------------  ------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS:                                           N/A
-----------------------  ------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]
-----------------------  ------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                       Jersey, UK
-------------------------------------------------------------------------------------------------------------
NUMBER OF                7                 SOLE VOTING POWER:                        0
SHARES
                         ----------------  ------------------------------------------------------------------
                         8                 SHARED VOTING POWER:                      1,592,577
BENEFICIALLY
OWNED BY
                         ----------------  ------------------------------------------------------------------
                         9                 SOLE DISPOSITIVE POWER:                   0
EACH
REPORTING                ----------------  ------------------------------------------------------------------
                         10                SHARED DISPOSITIVE POWER:                 1,592,577
PERSON WITH
-----------------------  ------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      1,592,577
                         REPORTING PERSON:
-----------------------  ------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                         SHARES:                                                                      [_]
-----------------------  ------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      13.5%
-----------------------  ------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON:                       IV

________________________

* There is no CUSIP Number assigned to the Registerd Shares. CUSIP NO. 152005103 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New Stock Exchange under the symbol "CEP".

---------------------------------------            -----------------------------
CUSIP No.  152005104*                                               Page 3 of 14
---------------------------------------            -----------------------------

-----------------------  ---------------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSON                   INCENTIVE CAPITAL AG
                         I.R.S. IDENTIFICATION NO.
                         OF ABOVE PERSON (ENTITIES ONLY)
-----------------------  ---------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)  [_]
                                                                                                    (b)  [X]
-----------------------  ---------------------------------------------------------------------------------------
3                        SEC USE ONLY
-----------------------  ---------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS:                                              WC
-----------------------  ---------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
-----------------------  ---------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                         Switzerland
----------------------------------------------------------------------------------------------------------------
NUMBER OF                7                   SOLE VOTING POWER:                        645,000
SHARES
                         ----------------    -------------------------------------------------------------------
                         8                   SHARED VOTING POWER:                      1,592,577
BENEFICIALLY
OWNED BY
                         ----------------    -------------------------------------------------------------------
                         9                   SOLE DISPOSITIVE POWER:                   645,000
EACH
REPORTING                ----------------    -------------------------------------------------------------------
                         10                  SHARED DISPOSITIVE POWER:                 1,592,577
PERSON WITH
-----------------------  ---------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        2,237,577
                         REPORTING PERSON:
-----------------------  ---------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                         SHARES:                                                                           [_]
-----------------------  ---------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           18.9%
-----------------------  ---------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON:                              IV

____________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

-------------------------------------------         ----------------------------
CUSIP No.  152005104*                                               Page 4 of 14
-------------------------------------------         ----------------------------

-------------------  --------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON                         INCENTIVE ASSET MANAGEMENT LTD
                     I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON (ENTITIES ONLY)
-------------------  --------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a)  [_]
                                                                                                 (b)  [X]
-------------------  --------------------------------------------------------------------------------------------
3                    SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS:                                             N/A
-------------------  --------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                   [_]
-------------------  --------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION:                        Switzerland
-----------------------------------------------------------------------------------------------------------------
NUMBER OF            7                        SOLE VOTING POWER:                  0
SHARES
                     --------------------     -------------------------------------------------------------------
                     8                        SHARED VOTING POWER:                0
BENEFICIALLY
OWNED BY             --------------------     -------------------------------------------------------------------
                     9                        SOLE DISPOSITIVE POWER:             0

EACH
REPORTING            --------------------     -------------------------------------------------------------------
                     10                       SHARED DISPOSITIVE POWER:           2,255,968
PERSON WITH
-------------------  --------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       2,255,968
                     REPORTING PERSON:
-------------------  --------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES:                                                                               [_]
-------------------  --------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        19.1%
-------------------  --------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON:                              IA

_____________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

--------------------------------------      ------------------------------------
CUSIP No.  152005104*                                               Page 5 of 14
--------------------------------------      ------------------------------------

--------------------  -------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON                      MR RENE BRAGINSKY
                      I.R.S. IDENTIFICATION NO.
                      OF ABOVE PERSON (ENTITIES ONLY)
--------------------  -------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                         (a)  [_]
                                                                                                (b)  [X]
--------------------  -------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------  -------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS:                                            N/A
--------------------  -------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                 [_]
--------------------  -------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION:                       Switzerland
-----------------------------------------------------------------------------------------------------------------
NUMBER OF             7                    SOLE VOTING POWER:                     6,203
SHARES
                      ------------------   ----------------------------------------------------------------------
                      8                    SHARED VOTING POWER:                   0
BENEFICIALLY
OWNED BY              ------------------   ----------------------------------------------------------------------
                      9                    SOLE DISPOSITIVE POWER:                6,203
EACH
REPORTING             ------------------   ----------------------------------------------------------------------
                      10                   SHARED DISPOSITIVE POWER:              2,255,968

PERSON WITH
--------------------  -------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      2,262,171
                      REPORTING PERSON:
--------------------  -------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES:                                                                               [_]
--------------------  -------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             19.1%
--------------------  -------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON:                              IN

_________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

     Item 1. Security and Issuer

This Amendment No. 3 to the Statement on Schedule 13D, dated July o, 2003, with respect to the Registered Shares, par value CHF 30 per share (the "Registered Shares"), of Centerpulse Ltd., a company incorporated with limited liability under the laws of Switzerland (the "Issuer"), hereby amends and supplements the Statement on Schedule 13D (the "Amended Schedule 13D") initially filed on October 15, 2002, as amended. The Registered Shares trade on the SWX Swiss Exchange and other European exchanges and American Depository Shares ("ADSs") for Registered Shares trade on the New York Stock Exchange under the symbol "CEP". Each ADS represents 0.1 Registered Share. The address of the principal executive offices of the Issuer is Andreasstrasse 15, CH-8050 Zurich, Switzerland.

     Item 4. Purpose of the Transaction

     Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph:

On May 20, 2003 Zimmer Holdings, Inc. of Warsaw, Indiana, USA ("Zimmer") announced its intention to launch an exchange/cash tender offer for all of the Issuer's publicly held Registered Shares (the "Zimmer Offer"). On June 19, 2003 the Board of Directors of the Issuer received a formal offer from Zimmer offering CHF 120 in cash and 3.68 Zimmer shares for each Registered Share of the Issuer.

On June 11, 2003, the Swiss Takeover Board issued a recommendation in which it determined that, as a result of the Zimmer Offer, the principal shareholders of InCentive Capital AG are entitled to withdraw their shares from the Tender Offer launched by New Smith on April 25, 2003, notwithstanding their contractual obligations to tender their shares. That recommendation is currently being appealed by New Smith.

On July 7, 2003 the Board of Directors of InCentive Capital AG issued a report to its shareholders (the "Report") in which it recommended that the shareholders wait until further notice to decide whether to accept the Zimmer Offer or the Tender Offer. The Report recommends this postponement due to the fact that, although the price offered in the Zimmer Offer's is currently higher than that of the Tender Offer, the conditions on the offers are different and it is unclear whether all conditions of each of the offers will be fulfilled. Finally, New Smith will have the opportunity to increase its offer price until August 18, 2003, and, since the offer period on both offers does not expire until August 27, 2003, there is sufficient time to make a decision after all information regarding each of the offers has been gathered and reviewed.

The Report also states that InCentive Capital AG has been advised by its principal shareholders, including Mr. Braginsky, that they do not presently intend to withdraw their shares from the Tender Offer.

     Item 7. Materials to be filed as Exhibits.

     Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 4 Press Release dated July 9, 2003, issued by InCentive Asset Management AG, entitled "The Board of Directors of InCentive Capital Recommends to Wait Until Further Notice Before Accepting the Zimmer Offer"

Exhibit 5 Report dated July 7, 2003 of the Board of Directors of InCentive Capital AG, in respect of the public exchange and purchase offer of Zimmer Holdings, Inc., Warsaw (USA), of June 19, 2003 for all outstanding bearer shares of InCentive Capital AG

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       INCENTIVE INVESTMENT (JERSEY) LTD.

                                       By:        /s/ Michael Dee
                                             -----------------------------------
                                             Name:   Michael Dee
                                             Title:  Chairman

                                       By:        /s/ Dr. Marc C. Bruppacher
                                             -----------------------------------
                                             Name:   Dr. Marc C. Bruppacher
                                             Title:  Director

                                       INCENTIVE CAPITAL AG

                                       By:        /s/ Hans Kaiser
                                             -----------------------------------
                                             Name:   Hans Kaiser
                                             Title:  Director

                                       By:        /s/ Eric Stupp
                                             -----------------------------------
                                             Name:   Eric Stupp
                                             Title:  Director

                                       INCENTIVE ASSET MANAGEMENT LTD.

                                       By:        /s/ Paul Wyler
                                             -----------------------------------
                                             Name:   Paul Wyler
                                             Title:  Director

                                       By:        /s/ Dr. Raoul Bloch
                                             -----------------------------------
                                             Name:   Dr. Raoul Bloch
                                             Title:  Member of management board

                                       RENE BRAGINSKY
                                       By:        /s/ Rene Braginsky
                                             -----------------------------------
                                             Name:   Rene Braginsky

Date: July 24, 2003

                                  EXHIBIT INDEX


Exhibit No      Description of Exhibit
----------      ----------------------

Exhibit 4 Press Release dated July 9, 2003, issued by InCentive Asset Management AG, entitled "The Board of Directors of InCentive Capital Recommends to Wait Until Further Notice Before Accepting the Zimmer Offer"

Exhibit 5 Report dated July 7, 2003 of the Board of Directors of InCentive Capital AG, in respect of the public exchange and purchase offer of Zimmer Holdings, Inc., Warsaw (USA), of June 19, 2003 for all outstanding bearer shares of InCentive Capital AG

                                     Page 9